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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 3)


                                   TiVo, Inc.
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                                (Name of Issuer)


                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   888706-10-8
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                                 (CUSIP Number)


       Elizabeth A. Newell, Vice President, Corporate and Transactions Law
                       National Broadcasting Company, Inc.
                              30 Rockefeller Plaza
                            New York, New York 10012
                                 (212) 664-7024
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 19, 2004
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No.  888706-10-8                                                 13D                                       Page 2
-----------------------------------------------------------------                -------------------------------------------------
----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSONS                                  National Broadcasting Company, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     14-1682529
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (a) [_]
                                                                                                                     (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            3,687,151
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       3,687,151
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,687,151

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.6%

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!




                                       2

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No.  888706-10-8                                                 13D                                       Page 3
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                                  National Broadcasting Company Holdings, Inc.
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):     13-3448662
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                       (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          Delaware

--------------------------- ------ --------------------------------------------- -------------------------------------------------
        NUMBER OF             7    SOLE VOTING POWER:                            Disclaimed (see 11 below)
          SHARES
                            ------ --------------------------------------------- -------------------------------------------------
       BENEFICIALLY           8    SHARED VOTING POWER:                          0
         OWNED BY
                            ------ --------------------------------------------- -------------------------------------------------
           EACH               9    SOLE DISPOSITIVE POWER:                       Disclaimed (see 11 below)
        REPORTING
                            ------ --------------------------------------------- -------------------------------------------------
       PERSON WITH           10    SHARED DISPOSITIVE POWER:                     0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO

----------------- ----------------------------------------------- ----------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!



                                       3

-----------------------------------------------------------------                -------------------------------------------------
CUSIP No.  888706-10-8                                                 13D                                       Page 4
-----------------------------------------------------------------                -------------------------------------------------

----------------- ----------------------------------------------- ----------------------------------------------------------------
       1          NAME OF REPORTING PERSON:                       General Electric Company
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):  14-0689340
----------------- ----------------------------------------------------------------------------------------------------------------
       2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                 (a) [_]
                                                                                                                    (b) [x]
----------------- ----------------------------------------------------------------------------------------------------------------
       3          SEC USE ONLY

----------------- -------------------------- -------------------------------------------------------------------------------------
       4          SOURCE OF FUNDS:           N/A

----------------- ----------------------------------------------------------------------------------------------------------------
       5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                             [_]
                  PURSUANT TO ITEM 2(d) OR 2(e):
----------------- -------------------------------------------------------------- -------------------------------------------------
       6          CITIZENSHIP OR PLACE OF ORGANIZATION:                          New York

------------------------------- ------ ----------------------------------------- -------------------------------------------------
          NUMBER OF               7    SOLE VOTING POWER:                        Disclaimed (see 11 below)
            SHARES
                                ------ ----------------------------------------- -------------------------------------------------
         BENEFICIALLY             8    SHARED VOTING POWER:                      0
           OWNED BY
                                ------ ----------------------------------------- -------------------------------------------------
             EACH                 9    SOLE DISPOSITIVE POWER:                   Disclaimed (see 11 below)
          REPORTING
                                ------ ----------------------------------------- -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                 0

----------------- ----------------------------------------------------------------------------------------------------------------
       11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  Beneficial ownership of all shares disclaimed by General Electric Company

----------------- ----------------------------------------------------------------------------------------------------------------
       12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                               [_]

----------------- ----------------------------------------------------------------------------------------------------------------
       13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  Not applicable (see 11 above)

----------------- ----------------------------------------------- ----------------------------------------------------------------
       14         TYPE OF REPORTING PERSON:                       CO
----------------- ----------------------------------------------- ----------------------------------------------------------------


SEE INSTRUCTIONS BEFORE FILLING OUT!

           This Amendment No. 3 amends the Schedule 13D dated March 18, 2002, as amended, and is filed by National Broadcasting Company, Inc. ("NBC"), for and on behalf of itself, National Broadcasting Company Holding, Inc. ("NBC Holding"), and General Electric Company ("GE") (each a "Reporting Person"), with respect to the common stock, $0.001 par value per share (the "Common Stock"), of TiVo Inc. (the "Company").


Item 5.    Interest in Securities of the Issuer.

           (a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 3 are incorporated herein by reference. As of March 19, 2004, NBC beneficially owned in the aggregate 3,687,151 shares of the Common Stock, representing approximately 4.6% of the outstanding shares of Common Stock (based on the number of shares outstanding as of March 15, 2004, as reported in the Company's Registration Statement on Form S-3 filed with the Commission on March 18, 2004). In addition, General Electric Capital Corporation ("GE Capital"), an affiliate of NBC, beneficially owned 5,928 shares of Common Stock.

           Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, or executive officers, beneficially owns any shares of Common Stock.

           (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this Amendment No. 3 and (ii) Item 5(a) hereof are incorporated herein by reference.

           Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

           (c) None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock since the last Schedule 13D amendment except that on January 27, 2004, GE Capital received a pro-rata distribution-in-kind of 5,928 shares of Common Stock from a fund in which it is a non-managing minority member.

           (d) Not applicable.

           (e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on or prior to February 9, 2004, as a result of a change in the number of shares of Common Stock reported by the Issuer to be outstanding.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 19, 2004



                             NATIONAL BROADCASTING COMPANY, INC.

                             By: /s/ Elizabeth A. Newell
                                 --------------------------------------------
                                 Name: Elizabeth A. Newell
                                 Title: Assistant Secretary



                             NATIONAL BROADCASTING COMPANY HOLDING, INC.

                             By: /s/ Elizabeth A. Newell
                                 --------------------------------------------
                                 Name: Elizabeth A. Newell
                                 Title: Assistant Secretary


                             GENERAL ELECTRIC COMPANY

                             By: /s/ Michael R. McAlevey
                                 --------------------------------------------
                                 Name: Michael R. McAlevey
                                 Title: Chief Corporate & Securities Counsel